Exhibit 21

SUBSIDIARIES OF BED BATH & BEYOND INC.

The following are all of the subsidiaries of Bed Bath & Beyond Inc. other than: (i) 100% owned subsidiaries of Bed ‘n Bath Stores Inc. holding no assets other than a single store lease and, in some cases, fully depreciated fixed assets; (ii) 100% owned subsidiaries of Harmon Stores, Inc. holding no assets other than a single store lease and, in some cases fully depreciated fixed assets; (iii) 100% owned subsidiaries of Buy Buy Baby, Inc. holding no assets other than a single store lease and, in some cases, fully depreciated fixed assets; and (iv) omitted subsidiaries which in the aggregate would not constitute a significant subsidiary.

Name	Jurisdiction

Bed Bath & Beyond Procurement Co. Inc.	New York
BBBY Management Corporation	New Jersey
Bed ‘n Bath Stores Inc.	New Jersey
Bed Bath & Beyond of California Limited Liability Company	Delaware
Harmon Stores, Inc.	Delaware
Christmas Tree Shops, Inc.	Massachusetts
Buy Buy Baby, Inc.	Delaware
Bed Bath & Beyond Canada L.P.	Ontario, Canada